Mail Stop 3561

January 5, 2009

Yoshikata Tsukamoto
Chief Executive Officer
Wacoal Holdings Corp.
29 Nakajima-cho, Kisshoin, Minami-ku
Kyoto 601-8530, Japan

        Re: Wacoal Holdings Corp.
                Form 20-F for Fiscal Year Ended
                March 31, 2008
                Filed July 24, 2008
                File No. 000-11743

Dear Mr. Tsukamoto:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Health Care Services